Exhibit 18.1

[Letterhead of BDO USA, LLP]

March 5, 2012

Board of Directors
Otelco Inc.
505 Third Avenue East
Oneonta, AL  35121

Dear Directors:

As stated in Note 1 to the consolidated financial statements of Otelco Inc. for the year ended December 31, 2011, the Company changed the date of its annual goodwill impairment test from the last day of the year to the first day following the end of its third quarter and states that the newly adopted accounting principle is preferable in the circumstances because it better aligns the timing of the Company’s budgeting process with this test, as the impairment test is dependent on the results of the Company’s budgeting process, and allows the Company more time to accurately complete its impairment testing process in order to timely file those statements with the Securities and Exchange Commission in accordance with its accelerated filing requirements. In connection with our audit of the above mentioned consolidated financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur with management’s judgment that the newly adopted accounting principle described in Note 1 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO USA, LLP